Harvest Oil & Gas Corp. 1001 Fannin Street, Suite 450 Houston, Texas 77002 (713) 651-1144

October 3, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Anuja A. Majmudar
Attorney-Advisor

Re:	Harvest Oil & Gas Corp.
Registration Statement on Form S-1
File No. 333-227519

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Harvest Oil & Gas Corp., a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-227519, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Friday, October 5, 2018, or as soon thereafter as practicable.

Please contact Matthew R. Pacey, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Securities and Exchange Commission

October 3, 2018

Very truly yours,

Harvest Oil & Gas Corp.

By:	/s/ MICHAEL E. MERCER
Name:	Michael E. Mercer
Title:	President and Chief Executive Officer